Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hidden Sands Brewery Company, Inc.
6754 Washington Ave., Unit B
Egg Harbor Township, NJ 08234
https://hiddensands.com

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hidden Sands Brewery Company, Inc.
Address: 6754 Washington Ave., Unit B, Egg Harbor Township, NJ 08234
State of Incorporation: NJ
Date Incorporated: March 30, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based Investment Incentives</u>

$400+ | First Drop Gift Pack

Invest $400+ and receive HSBC Garment & 2 logo pint mixing glasses, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$800+ | 800' Pilsner Gift Pack

Invest $800+ and receive HSBC Garment & 2 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$1,600+ | 447' NE IPA Gift Pack

Invest $1,600+ and receive HSBC Garment, Logo 64 oz. Glass Growler & 2 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$3,200+ | 608' DIPA Gift Box

Invest $3,200+ receive two (2) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$6,400+ | 107' IPA Brew Session

Invest $6,400+ to participate in a Weekend brewing session at HSBC with a brewer (style specific), plus receive three (3) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$9,600+ | Amber Sands Tasting Event

Invest $9,600+ attend a Weekend Founders Tasting Event at HSBC with food pairings, plus receive a tour, (4) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined,*

meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Hidden Sands Brewery Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hidden Sands Brewery Company, Inc. ("Hidden Sands Brewing Company" or "Hidden Sands" or the "Company") is at the forefront of technology in brewing equipment with their process logic controlled brewhouse which monitors the brewing operation along with control of the cellar tanks temperature controls.

This system brings consistency to a high level in the production process of malt beverages. The pristine water supply that Hidden Sands Brewing Company has tapped into is however the ultimate ingredient that helps to produce highly regarded malt beverages. We have drilled our own well over six hundred and fifty feet (650') into a vast aquifer system. We have tapped the Atlantic City 800-foot sand aquifer, which is fed by the even larger Kirkwood Cohansey aquifer. The Kirkwood Cohansey continually feeds into the confined Atlantic City 800-foot sand aquifer, this aquifer sits 800 feet deep, five miles off the coast beneath the Atlantic Ocean. Since this aquifer is confined, the age of the water we are brewing with is between 20,000 years to 33,000 years old and is trillions of gallons in size. With this pristine water source, we only purchase select malted grains from the United Kingdom, Germany, Scotland, and Canada. Some of these malt producers have over 200 years of experience blending crop years and floor malting grains. We choose Hops both grown abroad and from select regions within the United States. During the Fermentation Process, careful monitoring is done to ensure that the beer is maturing properly, with careful consideration to allow the beer the time it needs to fully mature. Our 800' Pils (lager)

for example requires over two months to properly mature.

All of our beers are carefully carbonated and brought to the proper temperature prior to any packaging. Our oxygen levels are extremely low resulting in a longer shelf life for our beer. Storage for all of our beer is carefully maintained at 45 degrees Fahrenheit to retard any aging. Our beer to be dispensed in our tasting room is kept at 35 to 37 degrees Fahrenheit for the proper dispensing temperature of 36 degrees Fahrenheit. It's details and control points like this that give our products the edge over other brands. Our careful selection of ingredients, pristine water, technological brewing process, proper maturation, properly measured carbonation, and strict packaging standards all contribute to a superior beer experience. Our facility has been carefully planned out with long-range plans driven for the expansion of the Hidden Sands Brand. Our Tasting Room is three levels, two of which overlook the brewery. We are a popular destination for gathering friends and some events from time to time. These all contribute to the awareness and expansion of the brand recognition of Hidden Sands Brewing Company. We are designed for growth, and although the recent health crisis has affected many small businesses in the world, we are a step away from increased sales and production. Our goal is to obtain a Director of Marketing and increase our Sales Department to increase our marketplace which will drive increased sales. As our facility is ready to go, we are poised to increase production as market demands driven by this push in sales take place. Supply Chain disruptions continue to decline, diminishing any procurement issues in rapidly obtaining any materials. We have taken steps to maintain profitability with price increases in both our retail Tasting Room operation and in the wholesale marketplaces.

Corporate History & Related Entities

The Company was originally formed as Hidden Sands Brewing Company, LLC, a New Jersey limited liability company, on January 28, 2014. In order to better facilitate this Regulation Crowdfunding securities offering, Hidden Sands Brewery Company, Inc. and Hidden Sands Acquisitions, LLC, were formed under New Jersey law on March 30, 2022, and January 12, 2023, respectively. At the time of its organization, the sole member and manager of Hidden Sands Acquisitions, LLC was Hidden Sands Brewery Company, Inc.

On March 14, 2023, Hidden Sands Acquisitions, LLC merged with the original entity Hidden Sands Brewing Company, LLC whereupon the surviving entity, Hidden Sands Brewing Company, LLC, then became a wholly-owned and managed subsidiary of Hidden Sands Brewery Company, Inc. and each outstanding membership unit of Hidden Sands Brewing Company, LLC converted into 2.3595 shares of Common Stock of Hidden Sands Brewery Company, Inc.

Competitors and Industry

Competitors

Somers Point Brewing Company is the newest microbrewery in our area, although we do have others breweries in development in the area. Somers Point is owned and run

by a group of aeronautical engineers and they have created a small brewery in their town, about 20 minutes from Hidden Sands Brewing Company. They have a cozy tasting area adjacent to a small bar for tasting and enjoying their beer, along with a recently added outdoor space. This cozy area limits their patrons inside to about a dozen comfortably. They offer 12 styles of beer at one time. They operate a 7 barrel two-vessel brew house. They operate on city water and employ filtration means to utilize their water for brewing. They have few on-site parking spots and are located on residential streets, so parking is difficult. We feel their business model is different as they seem to be focused on the limited local distribution of their products beyond their brewery. With the small tasting area, they are limited to on-premise sales and seem to have excluded themselves from off-premise sales. Although they do have some of their products in a local Irish bar in their town, as well as other locations, their products are seen as limited elsewhere.

These are a great group of men and we worked with them during their initial planning as they would meet in our brewery. Matt's beverage dispensing company even complementary set up its draft beer dispensing system prior to its opening.

The legislation in NJ adopted in 2012 allowed tasting and consumption privileges in breweries in conjunction with a tour of the facility. This became law with the intent to increase tourism in our state. The law allowed the loophole that didn't say breweries must distribute the beer to on-premises and off-premises locations for retail and wholesale purchases.

Our understanding of this law is that a brewery produces malt beverages to be sold to retailers in both the on-premise (bars/restaurants/taverns/casinos) locations and off-premise (liquor stores) locations for consumption at home. The privilege given is to allow for an area for guests to enjoy your products within your facility. The balance we have found is to have a substantial presence in the marketplace as this brings patrons into your brewery. We have created a destination three-level tasting room that rivals what would be found in a first-class restaurant or bar. Our decor is natural/industrial as we are in a warehouse, but wood and other soft textures have created a warmth to the space. A combination of audio and video stimulation in each area our upper tasting areas overlook the brewery with clear sight to our grain supply, cellar tanks (brite and fermentation), and grist case. These attributes are illuminated in blue led lighting to enhance their appeal. Our upper spaces are desired and rented often for events such as birthdays, retirement, graduations, engagements, and rehearsal parties.

Garden State Beer Company is a small brewery also close to Hidden Sands Brewing Company. They are situated in an old nightclub complete with a dance floor, fireplace, and mirror ball. They had initially a very small stove-top brewing system and to mature their beer initially utilized wine fermentation tanks. Their brewing area is so small it actually takes about a tenth of the building. While everyone is entitled to their own level of production equipment, they are capable of brewing many styles of beer. Over time and growth, they have upgraded some equipment. This has afforded them an increase in production and they have begun utilization of the AB Distribution

wholesaler to distribute their beer. They have taken an approach in their tasting room to offer discounts via a Mug Club, hold trivia nights, and provide cornhole and darts to lure patrons to their tasting room. Some days they even have organized painting instructional events.

The NJ Alcoholic Beverage Control specifically states that breweries are unable to provide entertainment, offer happy hours (discounts on beer,) and always contend that a brewery should be a good neighbor to a bar or restaurant. A brewery should not compete with a bar, which is the intent of the NJ ABC.

https://somerspointbrewing.com/

https://gardenstatebeerco.com/

Industry

The independent brewing industry is currently estimated at $26.8B and this segment had a growth rate of 7.9% increase in growth in 2021.*

**Source: https://www.brewersassociation.org/statistics-and-data/national-beer-stats/*

Current Stage and Roadmap

Current Stage

Hidden Sands Brewing Company was designed and founded upon the idea to build a brewery once. Our design employed a 20 Barrel (24 hectoliters) four-vessel brew house with a grist case. This equates to a production microbrewery, as the addition of the grist case which houses the cracked grain delivered from our mill, creates large efficiencies in the brewing process. Our current Cellar (tank array) is currently adequate, but as demand for the product rises, additional cellar space will be required. The production capability is measured by the amount of beer that can be produced through a brewery's cellar, not the brew house. This was taken into careful consideration within our facility along with a condition in our lease to acquire an additional adjacent warehouse that can be fitted out at a later date, completing our expansion into a brewery with the capability to brew 20,000 barrels per year. This equates to a +90% increase in current annual production. Throughout our design process, equipment procurement, and installation, many steps have already been completed that will lend ease to the expansion to this level. We have already placed our beer storage cooler in that adjacent warehouse and have our water and natural gas supply piped to that space as well. Three overhead doors exist currently for access to this adjacent warehouse. While our plan would be to maintain the current leased space for the longest period of time, our position is that we could remain solely within the original space through about 7,500 barrels of production annually, before notification and planning would be implemented to acquire the adjacent warehouse. Our current infrastructure is planned with this expansion only requiring additional Cellar space (Fermentation Tanks), a larger packaged beer storage cooler, an additional keg fleet and storage/cleaning, packaging material storage, and cooling system equipment for

the additional tanks.

Roadmap

As our facility is ready for growth, it will be the Marketing and Sales teams' addition to Hidden Sands Brewing Company's purpose to expand our current market increasing sales and in response fuel production increases. Funds from this raise will allow for the plan to come to fruition, as operating expenses for ingredients and materials increase. We will also dedicate funds raised to reduce our debt load balanced with equipment purchases needed to maintain production at required levels. We have made some small enhancements in our Tasting Room but would like to finalize some climate control projects, along with adding curb appeal to the exterior of the building.

Hidden Sands Brewing Company is located on County Route 608 a major traffic thoroughfare with visual street frontage. We are just minutes from Atlantic City adjacent to two major highways with access to both. The Atlantic City International Airport is just down the road and our products are proudly served here greeting visitors to the marketplace.

The Team

Officers and Directors

Name: Robert K. Wilson, CPA

Robert K. Wilson, CPA's current primary role is with Rk Consulting Associates. Robert K. Wilson, CPA currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversees finances of the company and corporate governance.

Other business experience in the past three years:

- **Employer:** Rk Consulting Associates
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Consultant

Name: Matthew Helm

Matthew Helm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December, 2005 - Present
  Responsibilities: Day to day operations. Currently does not take a salary and spends approximately 30 hours per week working for Hidden Sands

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Strategy and Operational Execution

Other business experience in the past three years:

- **Employer:** Absecon Island Beverage Company, Inc.
  Title: President
  Dates of Service: December, 2005 - Present
  Responsibilities: Operations manager and spends approximately 30 hours per week working for Absecon

Name: Anthony Cepparulo

Anthony Cepparulo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January, 2016 - Present
  Responsibilities: Day to day operations. Currently does not take a salary.

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Corporate Governance, Strategy and Operational Execution

Other business experience in the past three years:

- **Employer:** C&C Refrigeration
  Title: Owner/President
  Dates of Service: January, 1990 - January, 2020
  Responsibilities: Lead installer.

Name: Vincent Bruno

Vincent Bruno's current primary role is with Vincent J Bruno Esquire. Vincent Bruno currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March, 2023 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- **Employer:** Vincent J Bruno Esquire
  Title: Owner - Law Office
  Dates of Service: July, 1992 - Present
  Responsibilities: Real Estate and Corporate Structure & Business law

Name: Cleo Oravec

Cleo Oravec's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January, 2017 - Present
  Responsibilities: Finance & Financial Reporting

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Finance, Accounting, Banking Relations & Governance

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewing & fermenting industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the

company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hidden Sands Brewing Company was initially formed on January 28, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hidden Sands Brewing Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company

may no longer want to sell product and therefore your investment in the Company may be affected.

The Chief Executive Officer currently splits time between working for Hidden Sands Brewing Company and another company

The CEO of Hidden Sands Brewing Company (Mattew Helm) currently splits his time evenly between serving as President of Absecon Island Beverage Company, Inc. and Hidden Sands Brewing Company. Although Matthew intends to devote more of his time to Hidden Sands as needed, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony G. Cepparulo	638,292	Common Stock	26.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,419,998 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $405,829, showing a decrease compared to fiscal year 2021 revenue of $544,207. This decrease was a result of changing consumer selection driven to lower priced products by the increase of inflation during 2022. In addition the impact of pandemic-related closures of on-premise distribution sights and supply chain disruptions. We anticipate that these problems will dissipate in 2023 due to the addition of new distribution channels and the continued reduction of inflation throughout 2023. This is supported by our on-premises sales increase in January 2023 of 19% versus January of 2022.

Cost of sales

Cost of sales in 2022 was $74,046, a decrease of approximately $66,619, from costs of $140,665 in fiscal year 2021. The decrease was a direct result of lower production levels which was offset by an increase in ingredient pricing and shipping cost on items such as malted grains, hops, and packaging materials.

Gross margins

2022 gross margins of $331,782 decreased by $71,759 over 2021 gross margin which was driven primarily by a reduction in revenues. However, our gross margin percentage in 2022 was 81.7% compared to 2021 gross margin percentage of 74%. This is due to an increase in pricing and better operating efficiencies.

Expenses

The Company's main expenses consist of, among other things, Lease & Utility Expenses, Payroll, Interest, Brewing Supplies, Repairs & Maintenance, Packaging Supplies and Professional Fees. Expenses in 2022 decreased by $87,102 from 2021. This decrease was due to decreases in most categories listed above, except they were offset by increases in Payroll Compensation costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the funds we are raising will be used to expand our distribution channels, increase production and pay down debt which will provide us with significant growth in revenues and cash flows. Past cash flow was primarily generated through sales and shareholder loans. Our goal is to increase our production and sales teams to grow increased distribution and operating cash flow.

We are confident that with these investments in personnel, our cash flow will significantly increase as our distribution grows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has capital resources available in the form of a line of credit for $10K from Fulton Bank, a shareholder loan capability in the amount of $50K, and $10K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations going forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the Company's continued growth. Of the total funds our Company has, 93% will be made up of funds from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 years. This is based on a current monthly burn rate of $5K for expenses related to salaries and inventory expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be fluid to grow and remain in operation for 10 plus years. This is based on the investments that will be made from the funds raised, which will increase our production, distribution, and cash flow.

If we meet the maximum raise we will be cash flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital past the raise with StartEngine since this raise will propel our growth over the next five to seven years.

Indebtedness

- **Creditor:** Keg Logistics Lease #1
  Amount Owed: $24,882.00
  Interest Rate: 6.0%
  Maturity Date: November 15, 2023

- **Creditor:** Keg Logistics Lease #2
  Amount Owed: $19,292.00
  Interest Rate: 6.0%
  Maturity Date: January 15, 2024

- **Creditor:** Keg Logistics lease #3
  Amount Owed: $36,359.00
  Interest Rate: 6.0%
  Maturity Date: May 15, 2025

- **Creditor:** Monopoly Management Building Lease
  Amount Owed: $979,531.00
  Interest Rate: 6.0%
  Maturity Date: November 30, 2036

- **Creditor:** Fulton Bank / SBA
  Amount Owed: $582,813.00
  Interest Rate: 10.25%
  Maturity Date: April 30, 2035
  Adjustable Interest Rate prime rate plus 2.75%

- **Creditor:** Fulton Bank Term Loan
  Amount Owed: $16,273.00
  Interest Rate: 10.25%
  Maturity Date: June 30, 2024
  Adjustable Interest Rate prime rate plus 2.75%

- **Creditor:** SBA EIDL
  Amount Owed: $36,900.00
  Interest Rate: 3.75%
  Maturity Date: March 15, 2050

Related Party Transactions

- **Name of Entity:** Matthew Helm
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Matthew has provided shareholder loans to the company periodically.
  Material Terms: Loan agreement with interest rate at 4%.

- **Name of Entity:** Anthony G Cepparulo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Anthony has provided shareholder loans to the company periodically.
  Material Terms: Loan agreement with 4% interest

- **Name of Entity:** Cleoria Oravec
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Cleo has provided shareholder loans to the company periodically.
  Material Terms: Loan agreement with 4% interest

- **Name of Entity:** John Cipriani
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: John has provided shareholder loans to the company periodically.
  Material Terms: Loan agreement with 4% interest rate

Valuation

Pre-Money Valuation: $12,099,990.00

Valuation Details:

Hidden Sands Brewing Company's pre-money valuation is based on the Company's own evaluation of several factors, including but not limited to:

Management's Experience

There are two key leaders within Hidden Sands Brewing Company that have been the driving force behind the development of the company and the success that has been achieved to date.

Matthew Helm (CEO) - Matthew is a successful entrepreneur who, in 2005 started, and still runs, Absecon Island Beverage Company, Inc. (AIBC). AIBC provides beverage dispensing system sales, installation, and service. They handle dispensing systems for liquor, beer, wine, frozen drinks, cold brew, and nitro coffee. This business is a dominant player in its industry in the Mid-Atlantic market that they serve and provide excellent synergies with Hidden Sands Brewing Company.

Anthony Cepparulo (COO) - Anthony is a successful entrepreneur who started a commercial kitchen equipment installation business, C&C Refrigeration, located in Bucks County, PA for thirty-plus years. Projects his company facilitated took place both nationally and internationally building and designing commercial kitchens. These projects include a variety of food service industries, including but not limited to, Bars, Restaurants, Banquet, Corporate, and Government facilities.

Discounted Cash Flow Valuation

These forecasted results are based on our expected sales and the operating cash flow we anticipate from the company over the next five years. These forecasted results are based on our current production and sales capabilities under our current structure.

The discounted cash flow is calculated using a discount rate of 9% (current cost of capital) with a terminal value of 3.1x operating cash flow in year five.

In 2021, the Company's gross profits totaled $544,207 which, along with administrative costs of $461,623.63, produced an operating cash flow of -$58,081.63. In 2022, gross profits totaled $289,272.75, and with administrative costs of $308,557.60, produced an operating cash flow of -$19,284.85.

The 5-year projected operating capital was calculated to be approximately $3,999,286. This amount was multiplied by 3.1 to generate a terminal value. A discount rate of 9% was then applied, resulting in an estimated current value of approximately $12 million.

We feel this is representative of the value of the Company today without additional investment.

This analysis is based, in part, on certain forward-looking information. Please refer to

the Risk Factors section for further information on the potential risks associated with relying on forward-looking information and future projections.

Conclusion

Based on the factors above, the Company believes its pre-money valuation of $12,099,990.00 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  50.0%
  We would use these funds for the continuation of operations with production of product through packaging of finished goods to generate revenue. Additional revenue will help us towards our goal of growth.

- *Company Employment*
  44.5%
  We would employ additional sales staff to grow the brand with additional sales. We existing inventory, widening our marketplace with additional staff would generate new sales and additional revenue.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Sales & Marketing: We will use 10% of the funds raised for sales and marketing efforts including some advertising to increase brand awareness in new markets. Some of these funds will be utilized for additional marketing aids such as logo items, and signs for with in the account marketing. Some accounts will allow marketing on menu's at our expense.

- *Working Capital*
  20.0%

Working Capital: We will use 20% of the funds for working capital to cover expenses for the continued growth as well as ongoing day-to-day operations of the Company. Some of this working capital will fund advertisement for the Crowdfunding Marketing on social media and other methods.

- *Company Employment*
  16.5%
  Company Employment: We will use 16.5% of the funds to hire key personnel for daily operations, including the following roles: Brewing Operations, Office Administrator, Sales and Marketing. Wages to be commensurate with training, experience and position.

- *Inventory*
  5.0%
  Inventory: We will use 5% of the funds raised to purchase inventory for the Company's malt beverages in preparation of expansion of distribution. This will include the continued purchases of malt, adjuncts, along with canning materials', including labels.

- *Operations*
  19.0%
  Working Capital: We will use 19% of the funds for working capital to cover expenses for the continued growth as well as ongoing day-to-day operations of the Company. This will include additional kegs to increase our fleet as necessary with growth of the brand.

- *Debt Reduction*
  24.0%
  Debt Reduction: We will use 24% of the funds to reduce current debt load. Along with an outstanding amount due to our keg supplier, we may purchase the rented kegs to eliminate the monthly rental fees associated with our keg fleet.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hiddensands.com (https://hiddensands.com/annualreports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hiddensandsbrewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hidden Sands Brewery Company, Inc.

[See attached]

Hidden Sands Brewing Company, LLC (the "Company") a New Jersey Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hidden Sands Brewing Company, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	13,154	18,021
Accounts Receivable	2,637	9,861
Prepaid Expenses	3,846	3,747
Inventory	53,798	77,951
Total Current Assets	73,435	109,580
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,452,068	1,566,997
Leased Assets - Financing Lease, Net of Accumulated Depreciation	88,950	114,904
Leased Assets - Operating Lease, Net of Accumulated Depreciation	795,525	831,186
Total Non-Current Assets	2,336,543	2,513,087
TOTAL ASSETS	2,409,978	2,622,667
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	76,014	58,823
Accounts Payable - Related Parties	41,184	39,588
Payroll Liabilities	4,616	3,706
Customer Deposits	6,027	6,927
Accrued Interest	3,087	1,308
Taxes Payable	20,009	18,581
Line of Credit	16,273	27,661
Lease Liability - Financing Lease	30,528	30,672
Lease Liability - Operating Lease	22,656	16,664
Notes Payable - Current Portion	127,880	127,880
Short Term Debt - Related Parties	885,890	787,441
Total Current Liabilities	1,234,164	1,119,250
Long-term Liabilities		
Lease Liability - Financing Lease	50,305	83,676
Lease Liability - Operating Lease	956,876	979,531
Notes Payable	491,833	541,831
Total Long-Term Liabilities	1,499,014	1,605,038
TOTAL LIABILITIES	2,733,177	2,724,289
EQUITY		
Member's Equity	1,025,640	1,025,640
Accumulated Deficit	(1,348,839)	(1,127,262)
Total Equity	(323,199)	(101,622)
TOTAL LIABILITIES AND EQUITY	2,409,978	2,622,667

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	405,829	544,207
Cost of Revenue	74,047	140,666
Gross Profit	331,782	403,541
Operating Expenses		
Advertising and Marketing	1,157	3,021
General and Administrative	271,786	340,655
Rent and Lease	103,007	112,337
Depreciation	119,621	122,002
Amortization	25,954	30,611
Total Operating Expenses	521,524	608,626
Operating Income (loss)	(189,742)	(205,085)
Other Income		
Other	21,450	73,644
Total Other Income	21,450	73,644
Other Expense		
Interest Expense	53,285	47,264
Total Other Expense	53,285	47,264
Provision for Income Tax	-	-
Net Income (loss)	(221,578)	(178,704)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	1,025,640	(948,557)	77,083
Net Income (Loss)	-	(178,704)	(178,704)
Ending Balance 12/31/2021	1,025,640	(1,127,262)	(101,622)
Net Income (Loss)	-	(221,578)	(221,578)
Ending Balance 12/31/2022	1,025,640	(1,348,839)	(323,199)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(221,578)	(178,704)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	119,621	122,002
Amortization	25,954	30,611
Accounts Payable	17,191	(65,867)
Accounts Payable - Related Parties	1,596	23,106
Payroll Liabilities	910	1,471
Inventory	24,153	20,505
Accounts Receivable	7,224	8,713
Prepaids	(99)	956
Customer Deposits	(900)	1,500
Lease Payable - Operating Lease	18,998	11,000
Accrued Interest	1,779	5
Loan Forgiveness	-	(49,140)
Taxes Payable	1,427	4,909
Other	(25,954)	12,264
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	191,900	122,034
Net Cash provided by (used in) Operating Activities	(29,677)	(56,670)
INVESTING ACTIVITIES		
Equipment	(4,692)	-
Net Cash provided by (used by) Investing Activities	(4,692)	-
FINANCING ACTIVITIES		
Notes Payable Repayment	(49,998)	-
Notes Payable Issuance/Repayment - Related Parties	98,450	85,677
Line of Credit Payments	(11,388)	(10,952)
Lease Payables Payments	(7,561)	(14,316)
Net Cash provided by (used in) Financing Activities	29,502	60,409
Cash at the beginning of period	18,021	14,282
Net Cash increase (decrease) for period	(4,867)	3,739
Cash at end of period	13,153	18,021

Hidden Sands Brewing Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hidden Sands Brewing Company, LLC ("the Company") was formed in New Jersey on January 28th, 2014 and began operations in 2018. The Company took a pristine water source and developed a brewery around it manufacturing malt beverages from the highest quality ingredients. The Company's facility and brewing system both are designed and sized for seven years and beyond. The Company serves both wholesale markets and operates a retail tasting room open six days a week for tastings or hosting events.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of delivery. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Segments	*Outside Sales*	*Services*	*Tasting Room*	*Festivals*	*Total*
2021	211,379	23,775	304,522	4,531	544,207
2022	113,097	34,333	256,496	1,903	405,829
	$324,476	**$49,179**	**$587,425**	**$6,841**	**$983,807**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/22**
Equipment	5-10	1,240,045	(365,889)	-	874,156
Leasehold Improvements	20	825,057	(247,145)	-	577,912
Leased Asset: Operating Lease	20	1,005,451	(209,926)	-	795,525
Leased Asset: Financing Lease	8	229,804	(140,854)	-	88,950
Grand Total	**-**	**3,300,357**	**(963,814)**	**-**	**2,336,543**

Rent and Leases

Operating Lease:

The Company entered into an operating lease agreement to lease its premises where it performs its operations. The lease accrues interest at 6%. The original lease commenced on December 1st, 2016 and continued until November 30th, 2018. The agreement provided the Company the option to renew and extend the term of the lease for 18 additional periods of 1 year ("Option Term"); provided, however, that the Company shall be entitled to exercise the option to renew the lease for an Option Term if, and only if: (i) the Company is not in default under any of the terms and provisions of the lease at the time of exercise of such option, and (ii) the Company gives written notice to Landlord of its intention to extend the lease for an Option Term not less than one hundred eighty (180) days prior to the expiration of the original lease, and/or the first Option Term, as applicable.

The lease requires variable rental payments of $5,417 from 1/1/22 through 11/30/22, $5,833 from 12/1/22 through 11/30/23, $6,250 from 12/1/23 through 11/30/24, $6,667 from 12/1/24 through 11/30/25, $7,083 from 12/1/25 through 11/30/26, $7,500 from 12/1/26 through 11/30/27, $7,917 from 12/1/27 through 11/30/28, $8,333 from 12/1/28 through 11/30/29, $8,750 from 12/1/29 through 11/30/30, $9,167 from 12/1/30 through 11/30/36

See Note 5 – Debt disclosure for additional information.

Financing Lease:

The Company entered into various finance lease agreements to lease equipment such as half-barrel kegs stainless steal one-sixth barrel kegs. The leases accrue interest at 6%.

The term of the agreement commenced in 2018 and expired 36 months after. The lease allowed for an extension of an additional 36 months. The term can also be reduced at any time after the 12 months for the kegs purchased by the Company. At the end of the rental extension period, after the 72nd month, the Company can then elect to enter into a final 24 month rental period at a reduced per keg rental fee in which the ownership title to the keg will transfer to the Company at the end of this final term, which would end in 2026.

See Note 5 – Debt disclosure for additional information.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $53,798 as of December 31st, 2022. The inventory balance consisted of finished goods inventory of $14,683, packaging of $8,436, swag of $2,950, raw materials of $22,929, and work in process of $4,800. The Company values their inventory on the FIFO (First-in, First-out) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Various members loaned the Company money and/or provided services necessary to continue operations on an as needed basis. The loans accrue interest at 4% per year. These loans are solely for the purchase of equipment, supplies and operational expenses. Payments terms on these notes will be established when the Company is operating in a positive cash flow position and can make payments without effecting ongoing operations of the Company. These loans will be fully repaid prior to any shareholder distributions being made. The total balance was $835,890 and $737,441 as of December 31st, 2022 and 2021, respectively.

A member loaned the Company $50,000 in order for the Company to purchase a canning line. The loan accrues interest at 4% per year. Payments terms on the note will be established when the Company is operating in a positive cash flow position and can make payments without effecting ongoing operations of the Company. The loan will be fully repaid prior to any shareholder distributions being made. The balance was $50,000 as of December 31st, 2021. The same member also purchased materials for the Company resulting in $9,997 in accounts payable due to the member as of December 31st, 2022 and 2021.

A member owns another business who bought materials and provided services to the Company resulting in $14,227 and $12,631 in accounts payable as of December 31st, 2022 and 2021, respectively.

A member paid for various expenses throughout 2021. The payments resulted in accounts payables of $16,960 as of December 31st, 2022 and 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Operating and Financing Lease Payables:

The Company entered into various leases. The economic substance of these leases is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leased Asset: Operating Lease	20	1,005,451	(209,926)	-	795,525
Leased Asset: Financing Lease	8	229,804	(140,854)	-	88,950
Grand Total	-	**3,300,357**	**(963,814)**	-	**2,336,543**

Operating Lease:

Minimum Lease Payments 5 Years Subsequent to 2022

Year Ending December 31,	Payment
2023	22,656
2024	29,019
2025	35,764
2026	42,902
2027	50,480
Thereafter	798,711

Financing Lease:

Minimum Lease Payments 5 Years Subsequent to 2022

Year Ending December 31,	Payment
2023	30,528
2024	27,024
2025	23,281
2026	-
2027	-
Thereafter	-

Notes Payables:

In 2020, the Company entered into an SBA loan totaling $37,000. The loan accrues interest at 3.75% and is due in 2050. The balance of the loan was $36,900 as of December 31st, 2022.

In 2015, the Company entered into a loan agreement totaling $750,000. The loan accrues interest at the prime rate as published by the Wall Street Journal plus 2.75% and is due in 2026. The balance of the loan was $582,813 as of December 31st, 2022.

In 2015, the Company entered into a Line of Credit agreement totaling $50,000. The total accrues interest at the prime rate as published by the Wall Street Journal plus 2.75% and is due in 2023. The balance was $16,273 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	1,030,044
2024	127,880
2025	127,880
2026	127,880
2027	108,193
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of interest wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2023, the date these financial statements were available to be issued.

Hidden Sands Brewery Company, Inc was formed which after reorganization holds 100% interest in the Company.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear

currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hidden Sands Brewing Company is not live or open to the public at this moment.

INVEST IN HIDDEN SANDS BREWING COMPANY TODAY!

Craft Beer Brewed with Depth

Hidden Sands Brewing Company is an up-and-coming craft beer brand with a collection of award-winning handcrafted beverages found in New Jersey liquor stores, bars, and ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


RAISING THE BAR
FOR CRAFT BEER
HIDDEN SANDS

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- From ingredients to facility design and manufacturing, each step of Hidden Sands' brewing process has been meticulously developed to ensure exceptional product taste and quality. All of our products begin with some of the nation's most pristine water, sourced 650 feet below the earth's surface from New Jersey's Atlantic City 800 foot Sand Aquifer.
- Within the alcohol and spirits market, craft brewing is a flourishing category, valued at over $26B and representing almost 27% of the U.S. market in 2021. According to industry reports, craft beer sales and production have surged by nearly 8% in recent years, compared to overall beer volume sales which were up just 1% in 2021.*
- With over 40 years of experience and expertise in the food and beverage industry, as well as product distribution, the Hidden Sands team has established brand recognition and a demand for our products that we're looking to continue expanding outside of our current distribution area.

*source

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$250	$12.1M

THE PITCH

Hidden Sands Brewing Company has raised the bar on craft beverage quality standards by developing proprietary brewing processes with water sourced from New Jersey's Atlantic City 800 foot Sand Aquifer. Over a period of five years, the company has cultivated a strong brand presence, experiencing high demand for our classic core products and innovative experimental brews.

OVERVIEW

Setting a New Quality Standard in the Craft Brew Industry

Hidden Sands Brewing Company creates **craft beer products brewed with depth**. Our hero ingredient is **pure, pristine water** from Atlantic City 800 foot Sand, a vast coastal aquifer located beneath the beautiful New Jersey Pinelands National Reserve, extending beneath the Atlantic Ocean. Leveraging this rare local resource alongside other quality craft ingredients, Hidden Sands is able to offer something truly **unique to the microbrew space**.

Since launching and opening our taproom doors, our selection has captured the attention of consumers and connoisseurs, earning us **award status and top shelf presence** within our expanding marketplace.



OFFERING SOMETHING TRULY UNIQUE TO THE MICROBREW SPACE
Hidden Sands creates craft beer from pure, pristine New Jersey aquifer water, alongside other quality craft ingredients

THE PROBLEM & OUR SOLUTION

Premium Craft Beers Infused with Naturally Sourced Ingredients

Hidden Sands Brewing Company has been in operation for five years, although the origins of our handcrafted products go a little further back in time. For over 22,000 years, the Atlantic City 800 foot Sand aquifer has provided an underwater wellspring of pure, untouched H2O, encompassing over 1M acres beneath the surface of The Garden State's coastal plains.



THE ORIGINS OF OUR HANDCRAFTED PRODUCTS GO BACK IN TIME
The Atlantic City 800 foot Sand aquifer has provided an underwater wellspring of pure, untouched H2O for over 22,000 years

Understanding that water quality has an immense influence on the final product in craft brewing, Hidden Sands has chosen to source **this pristine water to serve as a fundamental ingredient** in all of our products. Core products from our lineup include:



608' DIPA
DOUBLE INDIA PALE ALE
608' DIPA
Hidden Sands' classic double IPA brewed with pilsner, rye, and flaked oats, and hopped with Simcoe, Strata, Amarillo and Centennial. Brewed for balanced bitterness, malt sweetness, and a crisp piney flavor.



107' IPA
WEST COAST STYLE INDIA PALE ALE
107' IPA
Hidden Sands flagship IPA brewed with Pilsner, White Wheat, Spelt and Crystal Malts Hopped with Citra, Centennial, Chinook and Columbus.



800' PILS
KELLER BEER
800' PILS
The Hidden Sands award-winning Pilsner made with German Pilsner Malt. Hopped with Saaz and Mittlefrue sourced from abroad.



AMBER SANDS
AMBER ALE
AMBER SANDS
Amber Sands is a medium amber ale made with a blend of German malts, lightly toasted and malty sweetness flavors with Traditional German hop presence. A medium bodied beer enjoyed year round.

In addition to our year round staples, Hidden Sands also offers **an ever-evolving rotation of experimental craft beers** in our tap room, in seasonal flavors like Autumn Equinox 186, Coconut Imperial, Cranberry IPA, Winter IPA, and more. These limited edition products are among some of our most popular, with 60% of customers requesting to purchase them.



AN EVER-EVOLVING ROTATION OF EXPERIMENTAL CRAFT BEERS
Limited edition products are among some of our most popular, with 60% of customers requesting to purchase them.

THE MARKET & OUR TRACTION

Upholding Commitment to Quality as We Expand within the Marketplace

Hidden Sands' initial distribution has been focused on serving a robust local market with high-quality craft brews. Now, we are now **ready to expand our outreach** and replicate our success on a broad scale. To accomplish this, the company has developed a strategic roadmap, which will **scale production capabilities** while keeping our quality control infrastructure in place, as well as **securing key additional sales staff** for distribution.



21K+
Ratings on Untappd
★★★★½
Reviews on sites like Google, Yelp, Facebook, and Trip Advisor
BEST IN STATE
According to Publications like New Jersey Monthly
3.68
Average Ranking on Untappd

(source, source)

Further supporting our growth, the company has built **a strong brand presence**, with **over 26k ratings** and **an average ranking of 3.69 on Untappd**. On sites like Google, Yelp, Facebook, and Trip Advisor, Hidden Sands consistently generates **4.5+ star reviews**, and our products have been **named one of the Best in Stat**e by publications like New Jersey Monthly.

WHY INVEST

Invest in a Rising Star Craft Brewing Brand with Regional Foothold and National Ambitions

In a short time, Hidden Sands Brewing Company has laid the foundation to become **a widely recognized regional craft beverage brand**. Our ambitious goal is to realize a production capacity of 22K barrels annually, and we believe we are already well on our way.

With additional staff to grow our distribution network we envision expanding our reach into greater territories, and as we move forward, investors will play a pivotal role in helping us bring our products to the consumers who crave innovation. Help us reach our goal **by investing in Hidden Sands Brewing Company today**!


HELP US BRING OUR PRODUCTS TO THE CONSUMERS WHO CRAVE A UNIQUE CRAFT BEER EXPERIENCE

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
6754 Washington Ave., Unit B
Egg Harbor Township, NJ 08234

WEBSITE
View Site

Hidden Sands Brewing Company is an up-and-coming craft beer brand with a collection of award-winning handcrafted beverages found in New Jersey liquor stores, bars, and restaurants. The company is moving towards additional regional expansion and has cleared an annual revenue of over $500K in 2021.

TEAM





Matthew Helm
CEO, Director

Matthew Helm fulfills his managing member role at Hidden Sands Brewing Company with oversight of the daily operations. Currently, he is responsible for managing the procurement of ingredients used in the production of our malt beverages; oversees the management of the Tasting Room operations; oversees the staff responsible for bookkeeping as related to payroll, revenue, taxation, production, and sales numbers. Matthew is the direct contact with Hidden Sands Sales Manager Joseph Schwartz. Matthew is sometimes involved with sales opportunities in larger key accounts with Joseph. As the hands-on person, he is responsible to meet daily with governmental agencies and sales representatives who may visit the facility. He ensures that the well water monitoring (testing) is kept up to date and recordkeeping is kept in order. His duties include overseeing that daily maintenance inspections are kept up to date and reporting any deficiencies to Anthony for any required resolution. Routinely Matthew can be found in the tasting room conversing with guests answering questions and helping to build brand awareness. Matthew also enjoys helping when the opportunity exists to package beer in cans as he appreciates the mechanized equipment employed for this purpose. Matthews' role at Absecon Island Beverage Company lends to the introduction of Hidden Sands Brewing Company to new customers such as bars, restaurants and casino accounts. His love of Vermont is not hidden by his routine trips to enjoy three of the seasons in that state. His favorites are fall for the foliage and winter for skiing. On each trip he is often found at several breweries enjoying the various beer styles offered along with the charm associated with breweries in this state. He often returns with gallons of Vermont Maple Syrup used in one of the styles produced at Hidden Sands Brewing Company.

Matthew currently spends approximately 30 hours per week serving as President for Absecon Island Beverage Company, Inc. in addition to at least 30 hours per week in his roles with Hidden Sands Brewing Company.

Anthony Cepparulo
COO, Director

Anthony Cepparulo is one of the managing members of Hidden Sands Brewing Company, Inc. His expertise in commercial construction was invaluable during the plan and design phase. Anthony currently manages the production and canning of Hidden Sands Brewing Company, along with facility management. Tony maintains distributor relations. Prior to this venture, he owned a successful commercial kitchen installation business for thirty-plus years. His projects took place both nationally and internationally building out commercial kitchens in bars, restaurants, and food service facilities. This included kitchen exhaust hoods, commercial cooking equipment, refrigeration equipment, and walk-in coolers and freezers. In his free time, he enjoys traveling and spending time with his family.



Cleo Oravec
CFO

I am currently an officer and member of the board of directors for Hidden Sands Brewery, Inc. I have over thirty years of experience in the accounting industry and a diverse background in accounting, having worked in, public accounting, manufacturing, and service-related industries. Cleoria prides herself on accuracy, diligence, and efficiency.

I am proficient in setting up and using various software features, designing, and compiling data for custom reports, Intercompany accounting, currency conversions, reconciliation of various subsidiary ledgers with the general ledger, supporting vendor and customer relationships, cash management, and account reconciliations. Prior to my role with Hidden Sands Brewing Company, I was a key member of the Oracle E-business Suite implementation team at Bradford White, Inc.

I enjoy spending time with her family, cheering on her favorite sports teams (Philadelphia Eagles, Phillies, 76ers, and Flyers), listening to Country music, collecting coins, solving logic puzzles, and traveling.



Robert Wilson
CFO (Interim), Director

Robert has over 30 years of experience providing senior leadership, financial planning, reporting, and organizational transformation as both an industry insider and consultant to the food & beverage, water and utilities, real estate, finance, manufacturing, and information technology industries. He has significant expertise in strategic planning and implementation, governance risk and compliance including Sarbanes-Oxley compliance, enterprise risk management, internal audit, and internal control design and implementation.

Prior to starting RK Consulting, Robert was a partner with Mazars USA where he led the water and utility sector group and the industrials sector group. Prior to Mazars, he was a Partner with Grant Thornton, where he led the advisory services practices in New York and Boston. Robert was also Chief Financial Officer for American Water Services with over 1,800 employees and operations throughout the United States, as well as for two large telecommunications organizations with operations throughout the United States, Europe, Central Asia, and Russia. He has also independently consulted with municipalities to evaluate their current water/wastewater operations and administration environment.



Vincent Bruno
Director

Vince who is a director on the board holds the position of Secretary with Hidden Sands Brewery Company, Inc. He is definitely one of our strongest advocates of good beer, and his opinions about beer styles in the group are far superior to others. One of his favorite styles is a good Pilsner.

His vast experience in the field of Law is invaluable to our operation. He has practiced for more than thirty (30) years in his own firm. His oversight as a member of the board has been instrumental. His extensive experience with real estate and contracts has been an asset.

He loves to travel both locally and abroad and spends a great time with his family. His passion for food and dining is only surpassed by his ability to pair great dishes with beer.

Robert has extensive experience in leading the development and execution of strategic plans and financial forecasting. He has also completed many projects to evaluate and identify potential areas for improvement within the finance, customer services, distribution, human resources, and information technologies functions. These transformational engagements have resulted in significant cost reductions, increased service levels, and enhanced operational performance.

Robert holds a Bachelor of Science Degree in Accounting from Lebanon Valley College and a Master of Business Administration from Monmouth University. He is a Certified Public Accountant in Pennsylvania and New York, a Chartered Global Management Accountant, a Member of the American Institute of Certified Public Accountants, and the Institute of Internal Auditors and is a Six Sigma Green Belt.



Alyssa Rosenlicht
Social Media Coordinator

Alyssa has over 10 years of experience in the Information Technology sector, with advanced skills in both technical and creative writing. Alyssa has exceptional experience with IT project development, including business and technology requirement documentation, RFP document development, implementation of hardware and software, and associated installation and troubleshooting documents. In addition to business-related IT requirements, she deploys and monitors applications in production and UAT environments

Currently employed at a government agency for the State of New Jersey, Alyssa leads a 20-person team of IT professionals who are responsible for modernizing the State's legacy Mainframe and Cobol applications. Her primary focus as team leader is to provide the State's customers with secure, modern systems to conduct day-to-day transactions. In her position, she has a vast knowledge of developing and improving the customer experience with IT systems.

Alyssa also runs a creative small business that produces video montages for small and large-scale events. She has a portfolio of over 500 projects and has worked with clients all over the country. With this endeavor, she has developed an advanced skill set with Adobe Photoshop, After Effects, and Final Cut Pro.

Alyssa holds a dual Bachelor of Arts degree in Media Studies and Journalism from Rowan University and a Master of Science degree from Drexel University in Information Technology. She holds a Project Management Professional (PMP) certification.

TERMS

Hidden Sands Brewing Company

Overview

PRICE PER SHARE
$5

VALUATION
$12.1M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$10,000

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
2,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Investment Incentives</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based Investment Incentives</u>

$400+ | First Drop Gift Pack

Invest $400+ and receive HSBC Garment & 2 logo pint mixing glasses, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$800+ | 800' Pilsner Gift Pack

Invest $800+ and receive HSBC Garment & 2 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$1,600+ | 447' NE IPA Gift Pack

Invest $1,600+ and receive HSBC Garment, Logo 64 oz. Glass Growler & 2 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$3,200+ | 608' DIPA Gift Box

Invest $3,200+ receive two (2) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$6,400+ | 107' IPA Brew Session

Invest $6,400+ to participate in a Weekend brewing session at HSBC with a brewer (style specific), plus receive three (3) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

$9,600+ | Amber Sands Tasting Event

Invest $9,600+ attend a Weekend Founders Tasting Event at HSBC with food pairings, plus receive a tour, (4) Garments, Logo 64 oz. Glass growler & 4 logo Revival Pint Glass, plus access to a private Facebook group with first looks at new beers/experimental beer and brewery improvements.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hidden Sands Brewery Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Deep beneath the earth in the New Jersey Pinelands lies an underground body of water known as the Kirkwood Cohansey aquifer, which holds trillions of gallons of water and feeds into the Atlantic City 800-foot Sand. We decided to drill a well and tap into this pristine water source for the main ingredient in our Beers.

At Hidden Sands Brewing Company - we specialize in brewing craft beer with the purest ingredients available. A state-of-the-art brewhouse and tasting room was built around the Atlantic City 800-foot Sand water.

Interview #1 - "THIS TESTIMONIAL MAY NOT BE REPRESENTATIVE OF THE EXPERIENCE OF OTHER CUSTOMERS AND IS NOT A GUARANTEE OF FUTURE PERFORMANCE OR SUCCESS."

"My name is Rob; I've been here since the doors opened. I love coming here. The people are wonderful, the beer is outstanding. Out of my experience with all the breweries I've been to, I find Hidden Sands is the easiest to drink at. You will always find, no matter who you are with you will find something to drink and enjoy."

Interview #2 - "THIS TESTIMONIAL MAY NOT BE REPRESENTATIVE OF THE EXPERIENCE OF OTHER CUSTOMERS AND IS NOT A GUARANTEE OF FUTURE PERFORMANCE OR SUCCESS."

"I'll tell you what, you know, I come in here, and ah, the welcoming feeling is nice. There's a lot of breweries flooding into Atlantic and Cape May county and just the bartenders up and down, just welcoming and I just feel like you know & talk to the people that sit next to you; it's a good family feeling so it's kinda nice."

Our 653-foot well was one of the first improvements to the property. With our design team, we planned and constructed a $2 million brewing facility sized to match the facility to support the growth of our brewery.

Our Microbrewery, consisting of state-of-the-art 4 vessels, 20 barrel process logic controlled brewhouse, was built with expansion in mind. This allowed us to have a controlled facility that guarantees consistent quality from our brewhouse to the tap or in cans. The facility's production capacity with additional cellaring tanks can produce 24,000 barrels of beer per year over 30 times our current production. This increased production will help us drive revenue growth for this company.

With our renowned water source, tested to be over 20,000 years old, we acquire our hops and grains from both overseas and domestic locations that are rooted in tradition and experience.

Our core infrastructure and quality products are in place, and we are ready to grow. We hope you will join us for the ride.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]


HIDDEN SANDS
NEWSLETTER
ALL THE LATEST NEWS ON TAP!
HIDDEN
SANDS
BREWING COMPANY

To Our Valued Beer Drinkers,

We're excited to announce that Hidden Sands Brewery Company, Inc. is raising capital on StartEngine. Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

What exactly is equity crowdfunding?

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Why should I invest?

- Hidden Sands has been building a brand and it's time to expand.
- Amongst breweries, Hidden Sands stands out, with pristine water & ingredients.
- Here is an opportunity in the craft brew industry to become part of something larger.

What’s next:

Learn more about our campaign here https://www.startengine.com/offering/hiddensandsbrewing. You’ll find more information on our business and growth plan, financials, investor benefits, and a lot more.

- Sign-up for your free StartEngine account here.
- Hit the “Follow” button on our campaign page to follow along our journey and receive updates throughout our campaign

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our investor community.

Visit us check us out on social media, or the web to see how “We brew with Depth!”

Cheers,

Hidden Sands Brewery Company, Inc.
6754 Washington Avenue Unit B
Egg Harbor Township, NJ 08234
Phone 609-910-2009
https://www.facebook.com/hiddensandsbrewing
https://www.hiddensands.com
https://www.linkedin.com/company/hidden-sands-brewing-company/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

HIDDEN SANDS BREWING COMPANY

Check us out on Start Engine to learn about Investing!

**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


HIDDEN SANDS
BREWING COMPANY
Do you love
Hidden Sands Brewing Co.?
Check us out on Start Engine
to learn about Investing!
**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


HIDDEN SANDS
BREWING COMPANY
Do you love
Hidden Sands Brewing Co.?
Check us out on Start Engine
to learn about Investing!
**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
HIDDEN SANDS


HIDDEN SANDS
BREWING COMPANY
Do you love
Hidden Sands Brewing Co.?
Check us out on Start Engine
to learn about Investing!
**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Do you love
Hidden Sands Brewing Co. ?
Check us out on Start Engine
to learn about Investing!
HIDDEN SANDS BREWING COMPANY
HIDDEN SANDS BREWING COMPANY
**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


HIDDEN SANDS
BREWING COMPANY
Do you love
Hidden Sands Brewing Co.?
Check us out on Start Engine
to learn about Investing!
**NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

DO YOU LOVE

HIDDEN SANDS

BREWING COMPANY?

CHECK US OUT ON START ENGINE TO LEARN ABOUT INVESTING!


HIDDEN SANDS
BREWING COMPANY

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENTIS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


DO YOU LOVE
HIDDEN SANDS
BREWING COMPANY?
CHECK US OUT ON START ENGINE
TO LEARN ABOUT INVESTING!